UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D/A

Under the Securities Exchange Act of 1934

(Amendment No. 4)*

Local Bounti Corporation

(Name of Issuer)

Common Stock, par value $0.0001 per share

(Title of Class of Securities)

53960E 106

(CUSIP Number)

Wheat Wind Farms, LLC

c/o Local Bounti Corporation

400 W. Main St.

Hamilton, MT 59840

713-305-3778

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

December 22, 2022

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-l(e), 240.13d-l(f) or 240.13d-1(g), check the following box.  ☐

*

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 53960E 106	SCHEDULE 13D/A

1	NAMES OF REPORTING PERSONS Wheat Wind Farms, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐ Not Applicable
6	CITIZENSHIP OR PLACE OF ORGANIZATION Texas

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	7	SOLE VOTING POWER 14,593,824
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 14,593,824
	10	SHARED DISPOSITIVE POWER 0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 14,593,824
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 14.1%(1)
14	TYPE OF REPORTING PERSON OO

(1)

Based on 103,675,971 shares of Common Stock of Local Bounti Corporation (the “Issuer”) outstanding as of November 7, 2022, as reported in the Quarterly Report on Form 10-Q filed by the Issuer with the Securities and Exchange Commission on November 14, 2022.

CUSIP No. 53960E 106	SCHEDULE 13D/A

1	NAMES OF REPORTING PERSONS Craig M. Hurlbert
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐ Not Applicable
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	7	SOLE VOTING POWER 16,705,931(1)
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 16,705,931(1)
	10	SHARED DISPOSITIVE POWER 0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 16,705,931(1)
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 16.1%(2)
14	TYPE OF REPORTING PERSON IN

(1)

Consists of (i) 912,107 shares held directly by Mr. Hurlbert; (ii) 600,000 shares of Restricted Stock Units (“RSUs”) granted under the Issuer’s 2021 Equity Incentive Plan which, subject to Mr. Hurlbert’s continued service with the Issuer, will vest on January 1, 2024; (iii) 600,000 RSUs granted under the Issuer’s 2021 Equity Incentive Plan which, subject to Mr. Hurlbert’s continued service with the Issuer, will vest on January 1, 2025; and (iv) 14,593,824 shares of Common Stock held by Wheat Wind Farms, LLC. Mr. Hurlbert serves as the president of Wheat Wind Farms, LLC and, as such, has sole voting and dispositive power with respect to the shares held by Wheat Wind Farms, LLC and may be deemed to beneficially own the shares of Common Stock held by Wheat Wind Farms, LLC.

(2)

Based on 103,675,971 shares of Common Stock of the Issuer outstanding as of November 7, 2022, as reported in the Quarterly Report on Form 10-Q filed by the Issuer with the Securities and Exchange Commission on November 14, 2022.

SCHEDULE 13D/A

Preliminary Note

This Amendment No. 4, dated January 6, 2023 (this “Amendment No. 4”), supplements and amends the Schedule 13D filed on December 3, 2021 (as amended by Amendment No.1 to Schedule 13D, filed January 26, 2022, Amendment No. 2 to Schedule 13D, filed July 27, 2022, Amendment No.3 to Schedule 13D, filed October 28, 2022, and as further amended and supplemented to date, the “Schedule 13D”) relating to shares of the Issuer’s Common Stock, $0.0001 par value per share (the “Common Stock”). Only those items that are hereby reported are amended; all other items reported in the Schedule 13D remain unchanged. Information given in response to each item shall be deemed incorporated by reference in all other items, as applicable. Capitalized terms used in this Amendment No. 4 and not otherwise defined herein shall have the same meanings ascribed to them in the Schedule 13D.

Item 4. Purpose of the Transaction

Item 4 of the Schedule 13D is hereby amended and supplemented by inserting the following text at the end thereof:

Effective December 22, 2022, Wheat Wind Farms, LLC contributed 3,000,000 shares of Common Stock (the “Shares”) to an irrevocable grantor trust (the “Trust”), which is managed by an independent corporate trustee. The Shares were contributed to the Trust without consideration.

Effective December 22, 2022, Wheat Wind Farms, LLC contributed 300,000 Shares to a donor advised fund (the “Donor Advised Fund”). The Shares were contributed to the Donor Advised Fund without consideration.

Item 5. Interest in Securities of the Issuer

Item 5 of the Schedule 13D is hereby amended and restated by inserting the following:

(a) — (b) The following information with respect to the beneficial ownership of the Common Stock by the Reporting Persons is provided as of December 22, 2022. The percentage of Common Stock owned by the Reporting Persons is based on 103,675,971 shares of Common Stock outstanding as of November 7, 2022, as reported in the Quarterly Report on Form 10-Q filed by the Issuer with the Securities and Exchange Commission on November 14, 2022.

The information contained in rows 7, 8, 9, 10, 11 and 13 of the cover pages for each Reporting Person is incorporated herein by reference.

(c) Except as described in Item 4, the Reporting Persons have not effected any transactions in the Common Stock since the most recent filing on Schedule 13D.

(d) — (e) Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

Item 6 of the Schedule 13D is hereby amended and supplemented by inserting the following:

The information disclosed in Item 4 of Amendment No. 4 to the Schedule 13D is incorporated herein by reference.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I hereby certify that the information set forth in this statement is true, complete and correct.

Date: January 6, 2023

WHEAT WIND FARMS, LLC

By:	/s/ Craig M. Hurlbert
Craig M. Hurlbert
President

/s/ Craig M. Hurlbert
Craig M. Hurlbert